SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 21)

Determine, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
250660107
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ x ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A21	Page 2 of 7

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,921,670
	8	SHARED VOTING POWER
241,461
	9	SOLE DISPOSITIVE POWER
4,921,670
	10	SHARED DISPOSITIVE POWER
241,461

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,163,131*

* The shares reported herein consist of (i) 2,961,325 shares of common stock, (ii) Series A Warrants to purchase 113,595 shares of common stock at an exercise price of $7.75 per share, (iii) Warrants to purchase 297,109 shares of common stock at an exercise price of $7.00 per share (iv) Warrants to purchase 319,148 shares of common stock at an exercise price of $6.00 per share, (v) $2,376,771.34 of Junior Secured Convertible Promissory Notes convertible into 416,970 shares of common stock at a conversion price of $5.70 (v) $2,037,626.48 of Junior Secured Convertible Promissory Notes convertible into 679,202 shares of common stock at a conversion price of $3.00 and (vi) $1,127,353.60 of Junior Secured Convertible Notes convertible into 375,782 shares of common stock at a conversion price of $3.00.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4%[1]

14	TYPE OF REPORTING PERSON*
OO

_______________________

1 The percentages reported in this Schedule 13D/A are based upon 17,010,778 outstanding shares of common stock (as described in Item 5 hereof).

SCHEDULE 13D/A21

This constitutes Amendment No. 21 to the statement on Schedule 13D (the “Amendment No. 21”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed December 1, 2009 (the “Statement”), relating to the common stock, $0.0001 par value per share (the “Shares” or “Common Stock”), of Determine, Inc. (the “Company”). The Company’s principal executive office is located at 615 West Carmel Drive, Suite 100, Carmel, IN 46032. This Amendment No. 21 is being filed to report that, since the filing of Amendment No. 20 to the Statement (“Amendment No. 20”), dated June 27, 2017, a material change occurred in the percentage of Shares Beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member and manager of Milfam LLC (“Milfam LLC”). Milfam LLC is (i) the advisor to various entities, including Trust C (“Trust C”), LIM III - Trust A-4 (“LIM III - Trust A-4”), and MBM - Trust A-4 (“MBM - Trust A-4”) and (ii) the general partner of (a) Milfam I L.P. (“Milfam I”) and (b) Milfam II L.P. (“Milfam II”). All of the Shares purchased by LIM III - Trust A-4 were purchased with funds generated and held by LIM III - Trust A-4. The aggregate purchase price for the Shares purchased by LIM III - Trust A-4 was approximately $2,526,435.00. All of the Shares purchased by MBM - Trust A-4 were purchased with funds generated and held by MBM - Trust A-4. The aggregate purchase price for the Shares purchased by MBM - Trust A-4 was approximately $2,526,412.00. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was approximately $1,914,250.00. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $840,150.00. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $9,673,219.00.

Mr. Miller is the investment advisor to the trustee of Trust D (“Trust D”). All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was approximately $8,334.00.

Mr. Miller is an agent under a general durable power of attorney dated April 9, 2015, with respect to Shares held in a trust account (the “Trust Account”). All of the Shares held by the Trust Account were purchased with funds generated and held by the Trust Account. The aggregate purchase price for the Shares purchased by the Trust Account was approximately $749,998.00.

All of the Shares purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was approximately $2,161,884.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and may reflect certain cost basis adjustments.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Mr. Miller may be deemed to beneficially own 5,163,131 Shares, which is equal to approximately 30.4% of the 17,010,778 outstanding Shares. As of the date hereof, (a) 611,409 of such beneficially owned Shares are owned of record by LIM III - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,700 Shares, (iv) a Junior Secured Convertible Note in the amount of $396,128.12 convertible into 69,495 Shares, and (v) a Junior Secured Convertible Note in the amount of $339,604.41 convertible into 113,200 Shares), (b) 611,409 of such beneficially owned Shares are owned of record by MBM - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,701 Shares, (iv) a Junior Secured Convertible Note in the amount of $396,128.12 convertible into 69,495 Shares, and (v) a Junior Secured Convertible Note in the amount of $339,604.41 convertible into 113,200 Shares), (c) 422,446 of such beneficially owned Shares are owned of record by Trust C (including Shares underlying (i) a Series A Warrant to purchase 11,359 Shares, (ii) a warrant to purchase 15,988 Shares, (iii) a warrant to purchase 13,722 Shares, and (iv) a warrant to purchase 79,787 Shares), (d) 2,100 of such beneficially owned Shares are owned of record by Trust D, (e) 291,138 of such beneficially owned Shares are owned of record by Milfam I (includes Shares underlying a warrant to purchase 79,787 Shares), (f) 239,361 of such beneficially owned Shares are owned of record by the Trust Account (including Shares underlying a warrant to purchase 79,787 Shares), (g) 2,369,057 of such beneficially owned Shares are owned of record by Milfam II (including Shares underlying (i) a Series A Warrant to purchase 61,342 Shares, (ii) a warrant to purchase 86,338 Shares, (iii) a warrant to purchase 74,102 Shares, (iv) a warrant to purchase 79,787 Shares, (v) a Junior Secured Convertible Note in the amount of $792,258.86 convertible into 138,990 Shares, (v) a Junior Secured Convertible Note in the amount of $679,208.83 convertible into 226,401 Shares, and (vi) a Junior Secured Convertible Note in the amount of $1,127,353.60 convertible into 375,782 Shares), and (h) 616,211 of such beneficially owned Shares are owned by Mr. Miller directly (including Shares underlying (i) a Junior Secured Convertible Note in the amount of $792,256.24 convertible into 138,990 Shares, and (ii) a Junior Secured Convertible Note in the amount of $679,208.83 convertible into 226,401 Shares).

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 17,010,778 outstanding Shares referenced above is the total of the following amounts: (i) 14,808,972 outstanding Shares as reported in the Company’s 10-Q filed on November 9, 2017, (ii) a Series A warrant to purchase 113,595 Shares at an exercise price of $7.75 per share, (iii) a warrant to purchase 297,109 Shares at an exercise price of $7.00 per share, (iv) a warrant to purchase 319,148 Shares at an exercise price of $6.00 per share, (v) $2,376,771.34 of Junior Secured Convertible Notes convertible into 416,970 Shares, (vi) $2,037,626.48 of Junior Secured Convertible Notes convertible into 679,202 Shares, and (vii) $1,127,353.60 of Junior Secured Convertible Notes convertible into 375,782 Shares.

(b)       Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by LIM III - Trust A-4, MBM - Trust A-4, Trust C. Milfam I, Milfam II, and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all Shares held of record by Trust D and the Trust Account.

(c)       The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust C
Date of Transaction	Number of Shares Sold	Price Per Share
November 16, 2017	25,000	$1.7276*
November 20, 2017	8,000	$1.6968**

LIM III - Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
December 26, 2017	31,000***	$1.7303****
December 27, 2017	34,000***	$1.702*****

	LIM III - Trust A-4
Date of Transaction	Number of Shares Acquired	Price Per Share
December 11, 2017	1,695	$0.00******
December 31, 2017	2,790	$0.00******

MBM - Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
December 26, 2017	31,000***	$1.7303****
December 27, 2017	34,000***	$1.702*****

	MBM - Trust A-4
Date of Transaction	Number of Shares Acquired	Price Per Share
December 11, 2017	1,695	$0.00******
December 31, 2017	2,790	$0.00******

Milfam II
Date of Transaction	Number of Shares Sold	Price Per Share
December 27, 2017	2,000***	$1.702*****
December 28, 2017	25,000***	$1.6851*******

	Milfam II
Date of Transaction	Number of Shares Acquired	Price Per Share
December 11, 2017	3,390	$0.00******
December 31, 2017	5,581	$0.00******
December 31, 2017	11,061	$0.00******

	Lloyd I. Miller, III
Date of Transaction	Number of Shares Acquired	Price Per Share
December 11, 2017	3,390	$0.00******
December 31, 2017	5,581	$0.00******

*The price is a weighted average price. The prices actually paid ranged from $1.70 to $1.7619 per share.

**The price is a weighted average price. The prices actually paid ranged from $1.645 to $1.72 per share.

***Such Shares were sold by the Reporting Person for tax planning purposes.

****The price is a weighted average price. The prices actually paid ranged from $1.70 to $1.77 per share.

*****The price is a weighted average price. The prices actually paid ranged from $1.68 to $1.7305 per share.

******Quarterly interest payment has been paid as paid-in-kind interest compounded to the original principal amount of the Note.

*******The price is a weighted average price. The prices actually paid ranged from $1.68 to $1.715 per share.

(d)        Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)        Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2018

By:          /s/ Lloyd I. Miller, III

Lloyd I. Miller, III